UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SunPower Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A Common Stock: 867652109

Class B Common Stock: 867652307

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Richard Cameron Blake

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Class A Common Stock: 867652109 13D Class B Common Stock: 867652307
(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (Class A Common Stock)* 60.0% (Class B Common Stock)*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentages calculated based on 57,927,804 shares of Class A Common Stock and 42,033,287 shares of Class B Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser.

CUSIP No.	Class A Common Stock: 867652109 13D Class B Common Stock: 867652307
(1)	NAMES OF REPORTING PERSONS Total Gas & Power USA, SAS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (Class A Common Stock)* 60.0% (Class B Common Stock)*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentages calculated based on 57,927,804 shares of Class A Common Stock and 42,033,287 shares of Class B Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser.

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are (i) the Class A Common Stock, par value $0.001 per share, of SunPower Corporation (the “Issuer”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement, dated as of August 12, 2008 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), by and between the Issuer and Computershare Trust Company, N.A. (the “Class A Common Stock”), and (ii) the Class B Common Stock, par value $0.001 per share, of the Issuer, together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Class B Common Stock” and together with the Class A Common Stock, the “Shares”). The address of the principal executive offices of the Issuer is 77 Rio Robles, San Jose, California 95134.

Item 2. Identity and Background

(a)	Name

This Statement is filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Purchaser” and together with Total, the “Reporting Persons”).

Attached as Schedule A is a list of the Reporting Persons’ directors and executive officers.

(b)	Residence or Business Address

The address of the principal business and principal office of the Reporting Persons and their executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Total, together with its subsidiaries and affiliates, is the fifth largest publicly-traded integrated international oil and gas company in the world based on market capitalization, in dollars, as of December 31, 2010, and has operations in more than 130 countries and activities in every sector of the oil industry, including in oil and gas exploration, development and production and liquid natural gas, and the refining, marketing and the trading and shipping of crude oil and petroleum products segments. Total also has operations in petrochemicals and fertilizers and specialty chemicals, mainly for the industrial market. In addition, Total has interests in the coal mining and power generation sectors. The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

Purchaser is an indirect wholly owned subsidiary of Total and is engaged in industrial, commercial, research and development projects in the energy industry in the United States, including with respect to natural gas and emerging energy technologies such as solar energy, both as a stand-alone entity and in cooperation with others. Purchaser participates in all manner of administrative, financial, securities, real estate, industrial and commercial operations including, where appropriate, participating in the creation of, or holding ownership interests in, companies engaged in the foregoing activities. The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

(d)	Criminal Convictions

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Total is a société anonyme organized under the laws of the Republic of France. Purchaser is a société par actions simplifiée organized under the laws of the Republic of France. The citizenship of each of the Reporting Persons’ respective directors and executive officers is listed on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4, the Issuer and Purchaser entered into a Tender Offer Agreement (as defined below) pursuant to which Purchaser acquired 34,756,682 shares of Class A Common Stock and 25,220,000 shares of Class B Common Stock for an aggregate consideration of $1,394,457,856.50. The funds for the purchase of the Shares were obtained from Total’s general working capital.

Item 4. Purpose of Transaction

As part of Total’s ongoing commitment to develop energy resources to complement fossil energy, Total has been engaged in a comprehensive review of the solar industry in an effort to identify an appropriate partner that would allow Total to expand its participation in the solar market and quickly build critical mass on a global scale. As part of this review, Total sought a partner that, consistent with Total’s strategy, was fully integrated along the entire solar value chain. Following this review, it became clear that the Issuer provided Total with the greatest access to industry-leading technology through a diversified, integrated solar producer with significant global expertise.

The following are some of the reasons why Total believes that the Issuer is the right partner to expand Total’s participation in the solar industry:

•

The Issuer is one of the market leaders in the solar industry, with distinctive competitive and technological advantages over its competitors. Its technology is market-leading, with some of the highest power cell conversion rates in the industry.

•	The Issuer has significant momentum in key solar markets and is a robust, highly visible industry player.

•	The Issuer is vertically integrated along the solar value chain, with significant manufacturing capabilities that will be enhanced by the financial support that Total brings to the partnership.

•

Total and the Issuer share a common vision for the solar industry: a wide variety of energy sources will be required to meet coming increases in global energy demand, and the development of renewable energies—particularly solar—will be paramount in ensuring a balanced energy mix alongside conventional resources.

•	Total has a history of research and development partnerships, and the relationship with the Issuer builds on that successful foundation.

•	Through access to Total’s financial strength, the Issuer will have additional resources to accelerate the development of its business and further leverage its existing technology.

•	The Issuer’s management team will continue to operate the Issuer as a stand-alone business, supported by strategic and operational resources from Total.

On April 28, 2011, Purchaser and the Issuer entered into a Tender Offer Agreement (as amended, the “Tender Offer Agreement”) pursuant to which Purchaser commenced a tender offer to acquire up to 34,144,400 shares of Class A Common Stock and up to 25,220,000 shares of Class B Common Stock for $23.25 per share, net to the holder thereof in cash, without interest and less applicable withholding taxes (the “Offer”), with the right, under certain circumstances, without amending or extending the Offer, to purchase an additional number of shares of Class A Common Stock and Class B Common Stock that were validly tendered and not properly withdrawn. On June 15, 2011, Purchaser consummated the Offer and subsequently acquired 34,756,682 shares of Class A Common Stock and 25,220,000 shares of Class B Common Stock. As a result of the Offer, Purchaser is now the majority stockholder of the Issuer.

Subject to the terms and conditions of the Affiliation Agreement (as defined below), the Reporting Persons may purchase additional Shares. Such acquisitions could be in the open market and/or in privately negotiated or structured transactions. In addition, pursuant to the Affiliation Agreement, the Reporting Persons have (i) the right to appointment certain members of the Board of Directors of the Issuer (the “Board”) and (ii) have agreed to vote their Shares in favor of the Reclassification Proposal (as defined below). From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Board, the Issuer’s management and stockholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In connection with the Offer, the Issuer, on the one hand, and Purchaser and Total, as applicable, on the other hand, entered into the following agreements, which will govern the relationship between the Issuer, on the one hand, and the Reporting Persons, on the other hand.

The Affiliation Agreement

In connection with the Offer, Purchaser and the Issuer entered into an affiliation agreement (as amended, the “Affiliation Agreement”). The Affiliation Agreement governs certain aspects of the relationship following the closing of the Offer between the Issuer, on the one hand, and Total, Purchaser, any affiliate of Total and any member of a group of persons formed for the purpose of acquiring, holding, voting, disposing of or beneficially owning voting stock of the Issuer of which Total or any of its affiliates is a member (excluding the Issuer and its controlled subsidiaries and the Disinterested Directors (as defined below), the “Total Group”), on the other hand. Except as modified by the terms of the Affiliation Agreement Amendment (as defined below), the Affiliation Agreement became effective upon the closing of the Offer.

Standstill. Following the closing of the Offer and during the Standstill Period (as defined below), the Total Group may not:

•

effect or seek, or announce any intention to effect or seek, any transaction that would result in the Total Group beneficially owning Shares in excess of the Applicable Standstill Limit (as defined below), or take any action that would require the Issuer to make a public announcement regarding the foregoing;

•

request the Issuer, the Issuer’s directors who are independent for stock exchange listing purposes and not appointed to the Board by Purchaser (the “Disinterested Directors”), or officers or employees of the Issuer to amend or waive any of the standstill restrictions applicable to the Total Group; or

•	enter into any discussions with any third party regarding any of the foregoing.

In addition, no member of the Total Group may, among other things, solicit proxies relating to the election of directors to the Board without the prior approval of the Disinterested Directors.

However, the Total Group is permitted to:

•

during the period commencing with the closing of the Offer until June 15, 2013, and following the written invitation from the Disinterested Directors, either (i) make and consummate a tender offer to acquire 100% of the outstanding voting power of the Issuer (a “Total Tender Offer”) that is approved and recommended by the Disinterested Directors, or (ii) propose and effect a merger providing for the acquisition of 100% of the outstanding voting power of the Issuer (a “Total Merger”) that is approved and recommended by the Disinterested Directors;

•

during the period commencing on June 15, 2013 until December 31, 2014, either (i) make and consummate a Total Tender Offer that is approved and recommended by the Disinterested Directors or (ii) propose and effect a Total Merger that is approved and recommended by the Disinterested Directors; and

•

during the period commencing on January 1, 2015 and at any time thereafter, either (i) make and consummate a Total Tender Offer or (ii) propose and effect a Total Merger so long as, in each case, Purchaser complies with certain advance notice and prior negotiation obligations, including providing written notice to the Issuer at least 120 days prior to commencing or proposing such Total Tender Offer or Total Merger and making its designees reasonably available for the purpose of negotiation with the Disinterested Directors concerning such Total Tender Offer or Total Merger.

The “Standstill Period” is the period beginning on the date of the Affiliation Agreement and ending on the earlier to occur of:

•	a change in control of the Issuer;

•	the first time that the Total Group beneficially owns less than 15% of the outstanding voting power of the Issuer;

•

prior to Purchaser, together with any controlled subsidiary of Total, owning 50% or less of the outstanding voting power of the Issuer or 40% or less of the outstanding voting power of the Issuer when at least $100 million in Guaranties (as defined below) are outstanding under the Credit Support Agreement (as defined below), the Issuer or the Board taking or failing to take certain of the actions described below under the caption “—Events Requiring Stockholder Approval by Purchaser” without Purchaser’s prior approval or fails to comply with certain of the covenants of the Issuer described below under the caption “—Covenants of Purchaser and the Issuer”;

•

upon the first time that Purchaser, together with any controlled subsidiary of Total owns 50% or less of the outstanding voting power of the Issuer or 40% or less of the outstanding voting power of the Issuer when at least $100 million in Guarantees are outstanding under the Credit Support Agreement, a tender offer for at least 50% of the outstanding voting power of the Issuer is commenced by a third party (unless, among other things, such tender offer is withdrawn at a time that the Total Group has not commenced a Total Tender Offer, in which case the Standstill Period will be reinstated); and

•	the termination of the Affiliation Agreement.

The “Applicable Standstill Limit” is the applicable percentage of the lower of (i) the outstanding Shares or (ii) the then outstanding voting power of the Issuer equal to:

•	63% during the period commencing with the closing of the Offer and ending on June 15, 2013;

•	66 2/3% during the period commencing on the second anniversary of the closing of the Offer and ending on December 31, 2014; and

•	70% during the period commencing on January 1, 2015 and continuing thereafter until the termination of the Affiliation Agreement.

Exceptions to Standstill. If during the Standstill Period any member of the Total Group inadvertently and without knowledge that the transaction would result in a breach of the Applicable Standstill Limit, acquires beneficial ownership of Shares in excess of the Applicable Standstill Limit, the Total Group will not be in breach of its standstill obligations described above so long as:

•	Purchaser promptly notifies the Issuer;

•	the Total Group causes such shares to be voted in direct proportion to the manner in which all stockholders of the Issuer other than the Total Group and the Issuer’s directors or executives vote; and

•	within the time periods provided in the Affiliation Agreement, the Total Group sells such excess Shares to the Issuer or on the open market.

If during the Standstill Period any member of the Total Group acquires beneficial ownership of Shares in excess of the Applicable Standstill Limit as the result of the conversion of any convertible securities issued by the Issuer that were acquired by the Total Group directly from the Issuer, then the Total Group will not be in breach of its standstill obligations described above so long as:

•	Purchaser promptly notifies the Issuer; and

•	causes such shares to be voted in direct proportion to the manner in which all stockholders of the Issuer, other than the Total Group and the Issuer’s directors or executives, vote.

During the Standstill Period, the Total Group will not be in breach of its standstill obligations described above if any member of the Total Group holds beneficial ownership of Shares in excess of the Applicable Standstill Limit solely as a result of:

•	recapitalizations, repurchases or other actions taken by the Issuer or its controlled subsidiaries that have the effect of reducing the number of Shares then outstanding;

•	the issuance of Shares to Purchaser in connection with the acquisition by the Issuer of Tenesol S.A. (“Tenesol”); or

•	the rights specified in any “poison pill” share purchase rights plan of the Issuer having separated from the Shares and a member of the Total Group having exercised such rights.

Transfer of Control. If any member or members of the Total Group seek to transfer, in one or a series of transactions, either (i) 40% or more of the outstanding Shares or (ii) 40% or more of the outstanding voting power of the Issuer to a single person or group, then such transfer must be conditioned on, and may not be effected, unless the transferee either:

•

makes a tender offer to acquire 100% of the voting power of the Issuer, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group, and the completion of such tender offer is conditioned on (i) a majority of the shares of voting stock held by stockholders that are not members of the Total Group being tendered and (ii) an irrevocable, unwaivable commitment by the transferee to promptly acquire in a subsequent merger any shares not purchased in such tender offer, to the extent any shares are purchased in such tender offer, for the same amount and form of consideration per share offered in such tender offer; or

•

proposes a merger providing for the acquisition of 100% of the voting power of the Issuer, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group, and the consummation of such merger is conditioned upon the approval of shares of voting stock representing a majority of the shares of voting stock held by stockholders that are not members of the Total Group.

Purchaser’s Rights to Maintain. The Total Group has the following rights to maintain its ownership in the Issuer until (i) the first time that the Total Group owns less than 40% of the outstanding voting power of the Issuer or (ii) until the first time that Purchaser or any controlled subsidiary of Total transfers Shares to a person other than a controlled subsidiary of Total and as a result of such transfer Purchaser, together with the controlled subsidiaries of Total, owns less than 50% of the outstanding voting power of the Issuer (in each case, regardless of whether such event occurs as a result of a recapitalization of the Issuer, a repurchase of securities by the Issuer or the Total Group subsequently increases its ownership of the Issuer in the future).

If the Issuer proposes to issue new securities primarily for cash in a financing transaction, then Purchaser has the right to purchase a portion of such issuance equal to its percentage ownership of the Issuer and the Issuer is obligated to provide Purchaser with advance notice of any such issuance. Purchaser can also elect to purchase securities in open market purchases or through privately-negotiated transactions in an amount equal to its percentage ownership of the Issuer in connection with such issuance.

If the Issuer proposes to issue new securities in consideration for a business or asset of a business, then Purchaser has the right to purchase additional securities in the open market or through privately-negotiated transactions equal to its percentage ownership of the Issuer and the Issuer is obligated to provide Purchaser with advance notice of any such issuance. Purchaser has similar rights in the event that the Issuer issues or proposes to issue (including pursuant to its equity plans or as the result of conversion of convertible securities issued by the Issuer) securities that, together with all other issuances of securities by the Issuer since the end of the preceding fiscal quarter aggregate to more than 1% of the Issuer’s fully diluted equity.

So long as Purchaser provides the Issuer with appropriate notice within the time periods established by the Affiliation Agreement, Purchaser has a nine month grace period, subject to certain extensions to satisfy regulatory conditions, to acquire securities in the open market or through privately-negotiated transactions in connection with any of the issuances described above and such securities will be deemed to have been owned by Purchaser for purposes of the Affiliation Agreement.

Board. Except as modified by the terms of the Affiliation Agreement Amendment, the Affiliation Agreement provides that, immediately after the consummation of the Offer, the Board will be expanded to eleven persons, composed of the Chief Executive Officer of the Issuer (who will also serve as the chairman of the Board), four current members of the Board and six directors designated by Purchaser. The four current members of the Board who will continue on the Board following the consummation of the Offer are W. Steve Albrecht, Betsy S. Atkins, Thomas R. McDaniel and Pat Wood III.

On the first anniversary of the completion of the Offer (i) the Disinterested Directors are obligated to cause one the Disinterested Directors to resign from the Board, (ii) upon the effectiveness of such resignation, Purchaser will promptly cause one of the directors designated by Purchaser to resign from the Board and (iii) thereafter the Board will take all action necessary to reduce the number of authorized members of the Board to nine directors (such actions, a “Board Reduction Event”).

Except as modified by the terms of the Affiliation Agreement Amendment, so long as Purchaser, together with the controlled subsidiaries of Total, owns at least 10% of the outstanding voting power of the Issuer, the Board must use its reasonable best efforts to elect the directors designated by Purchaser as follows:

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 50% of the voting power of the Issuer, Purchaser will be entitled to designate six nominees to serve on the Board until the Board Reduction Event, and five nominees to serve on the Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 50% but not less than 40% of the voting power of the Issuer, Purchaser will be entitled to designate five nominees to serve on the Board until the Board Reduction Event, and four nominees to serve on the Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 40% but not less than 30% of the voting power of the Issuer, Purchaser will be entitled to designate four nominees to serve on the Board until the Board Reduction Event, and three nominees to serve on the Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 30% but not less than 20% of the voting power of the Issuer, Purchaser will be entitled to designate three nominees to serve on the Board until the Board Reduction Event, and two nominees to serve on the Board thereafter; and

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 20% but not less than 10% of the voting power of the Issuer, Purchaser will be entitled to designate two nominees to serve on the Board until the Board Reduction Event, and one nominee to serve on the Board after thereafter.

If at any time the number of directors designated by the Total Group exceeds the number of directors that the Total Group is entitled to designate, the Total Group will cause such excess director to resign and such director will be replaced by a director who is independent for stock exchange listing purposes and is selected by the Nominating and Governance Committee of the Board.

If any director designated by Total ceases to serve on the Board for any reason (other than as a result of Purchaser no longer being able to designate such director), the Board must promptly take all action necessary to appoint a replacement director designated by Purchaser. Until such replacement has been appointed, the Board, without Purchaser’s written consent, will not take any action described below under the caption “—Events Requiring Supermajority Board Approval.”

If any Disinterested Director or the Chief Executive Officer of the Issuer ceases to serve on the Board, the Nominating and Governance Committee of the Board will select a replacement director who is independent for stock exchange listing purposes or is the Chief Executive Officer of the Issuer, as applicable.

For as long as they are serving on the Board, the directors designated by the Total Group will be allocated across the three classes that comprise the Board in a manner as equal as practicable.

Except as modified by the terms of the Affiliation Agreement Amendment, subject to any stock exchange listing requirements, until the first time that Purchaser, together with any controlled subsidiaries of Total, owns less than 30% of the outstanding voting power of the Issuer:

•	the Audit Committee of the Board will be comprised of three Disinterested Directors;

•	the Compensation Committee and the Nominating and Governance Committee of the Board will each be comprised of two Disinterested Directors and one director designated by the Total Group; and

•	any other standing committee of the Board will comprise a majority of directors not designated by the Total Group, but will include at least one director designated by the Total Group.

Except as modified by the terms of the Affiliation Agreement Amendment, until the first time that Purchaser, together with any Total controlled subsidiaries, own less than 10% of the outstanding voting power of the Issuer, a representative of Purchaser will, subject to certain exceptions, be permitted to attend all meetings of the Board or any committee thereof in a non-voting, observer capacity (other than any committee whose sole purpose is to consider a transaction for which there exists an actual conflict of interest between the Total Group, on the one hand, and the Issuer and its affiliates, on the other hand).

Events Requiring Specific Board Approval. Except as modified by the terms of the Affiliation Agreement Amendment, at any time when Purchaser, together with any controlled subsidiaries of Total, owns at least 30% of the outstanding voting power of the Issuer, neither the Total Group nor the Issuer (or any of its affiliates) may effect any of the following without first obtaining the approval of a majority of the Disinterested Directors:

•	any amendment to the Issuer’s certificate of incorporation or bylaws;

•

any transaction that, in the reasonable judgment of the Disinterested Directors, involves an actual conflict of interest between the Total Group, on the one hand, and the Issuer and its affiliates, on the other hand;

•	the adoption of any shareholder rights plan or the amendment or failure to renew the Issuer’s existing shareholder rights plan;

•

except as provided above, the commencement of any tender offer or exchange offer by the Total Group for Shares or securities convertible into Shares, or the approval of a merger of the Issuer or any company that it controls with a member of the Total Group;

•	any voluntary dissolution or liquidation of the Issuer or any company that it controls;

•

any voluntary bankruptcy filing by the Issuer or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Issuer or any company that it controls;

•	any delegation of all or a portion of the authority of the Board to any committee of the Board;

•	any amendment, modification or waiver of any provision of the Affiliation Agreement;

•	any modification of director’s and officer’s insurance coverage; or

•	any reduction in the compensation of the Disinterested Directors.

Events Requiring Supermajority Board Approval. Except as modified by the terms of the Affiliation Agreement Amendment, at any time when Purchaser, together with any controlled subsidiaries of Total, own at least 30% of the outstanding voting power of the Issuer, neither the Total Group nor the Issuer (or any of its affiliates) may, without first obtaining the approval of a majority two-thirds of the directors (including at least one Disinterested Director), effect any approval or adoption of the Issuer’s annual operating plan or budget that has the effect of reducing the planned letter of credit utilization in any given year by more than 10% below the applicable maximum letter of credit amount in the Credit Support Agreement.

Events Requiring Stockholder Approval by Purchaser. Except as modified by the terms of the Affiliation Agreement Amendment, until the first time that Purchaser, together with any controlled subsidiaries of Total, owns 50% or less of the outstanding voting power of the Issuer or 40% or less of the outstanding voting power of the Issuer when at least $100 million in Guarantees are outstanding pursuant to the Credit Support Agreement, the Issuer and its controlled subsidiaries may not effect any of the following without first obtaining the approval of Purchaser:

•	any amendment to the Issuer’s certificate of incorporation or bylaws;

•

any transaction pursuant to which the Issuer or any company that it controls acquires or otherwise obtains the ownership or exclusive use of any business, property or assets of a third party if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds the lower of (i) 15% of the Issuer’s then-consolidated total assets or (ii) 15% of the Issuer’s market capitalization;

•

any transaction pursuant to which a third party obtains ownership or exclusive use of any business, property or assets of the Issuer or any company that it controls if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds the lower of (i) 10% of the Issuer’s then-consolidated total assets or (ii) 10% of the Issuer’s market capitalization;

•	the adoption of any shareholder rights plan or certain changes to the Issuer’s existing shareholder rights plan;

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except for the incurrence of certain permitted indebtedness, the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times the Issuer’s LTM EBITDA (as defined in the Affiliation Agreement) less the Issuer’s Outstanding Gross Debt (as defined in the Affiliation Agreement);

•	subject to certain exceptions, any voluntary dissolution or liquidation of the Issuer or any company that it controls; or

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any voluntary bankruptcy filing by the Issuer or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Issuer or any company that it controls.

Certain Matters Related to the Issuer’s Shareholder Rights Plan. Until the Total Group beneficially owns less than 15% of the outstanding voting power of the Issuer, neither the Issuer nor the Board is permitted to adopt any shareholder rights plan or make certain changes to the Issuer’s existing shareholder rights plan without the approval of Purchaser.

Covenants of Purchaser and the Issuer. In order to effect the transactions contemplated by the Affiliation Agreement, each of Purchaser and the Issuer have committed to taking certain actions, including:

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amending the Issuer’s bylaws to provide that the Total Group may call a special meeting of the Issuer’s stockholders in certain circumstances (except as such right was modified by the terms of the Affiliation Agreement Amendment);

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taking certain actions to exculpate Total, Purchaser, any controlled subsidiary of Total and the directors designated by Purchaser from corporate opportunities, to the extent permitted by applicable law;

•	taking certain actions to render Delaware’s business combination statute inapplicable to the Total Group and certain future transferees of the Total Group;

•	making certain amendments to the Issuer’s existing shareholder rights plan, including excluding the Total Group from the definition of “Acquiring Person” in such plan;

•	renewing the Issuer’s existing shareholder rights plan so long as the Total Group beneficially owns at least 15% of the outstanding voting power of the Issuer; and

•	providing Purchaser with certain financial information of the Issuer from time to time.

Breach by Members of the Total Group. If Total, any Total controlled subsidiary or any agent thereof takes an action that would constitute a breach of the Affiliation Agreement by Purchaser if Purchaser had taken such action, Purchaser shall be deemed for purposes of the Affiliation Agreement to have taken such action and to have breached the Affiliation Agreement. Purchaser has agreed to use its best efforts to prevent any member of the Total Group from taking any action that would constitute a breach of the Affiliation Agreement.

Termination. The Affiliation Agreement generally terminates upon the earlier to occur of (i) the Total Group owning less than 10% of the outstanding voting power of the Issuer or (ii) the Total Group owning 100% of the outstanding voting power of the Issuer.

Amendment to Affiliation Agreement. On June 7, 2011, the Issuer and Purchaser entered into an amendment to the Affiliation Agreement (the “Affiliation Agreement Amendment”) pursuant to which, among other things, the parties agreed to suspend the effectiveness of certain terms of the Affiliation Agreement if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance (as defined below). On June 15, 2011, the acceptance for payment of Shares pursuant to the Offer occurred prior to the EU Clearance. As a result, until the occurrence of the EU Clearance:

•	Purchaser does not have any rights to representation on the Board or to designate any observers to attend meetings of the Board or any of its committees;

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Purchaser does not have any rights to require the Issuer to obtain specified approvals of the Board before taking the actions specified above under the captions “—Events Requiring Specific Board Approval” and “—Events Requiring Supermajority Board Approval;”

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Purchaser does not have any rights to require the Issuer to obtain specified approvals of the Issuer’s stockholders before taking the actions specified above under the caption “—Events Requiring Stockholder Approval by Purchaser;” and

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notwithstanding any amendments to the Issuer’s bylaws, the Total Group shall not be entitled to call a special meeting of the Issuer’s stockholders in the circumstances specified in the Affiliation Agreement.

The “EU Clearance” shall not occur until (i) the European Commission (the “Commission”) shall have taken a decision under Article 6(1)(b), 8(1) or 8(2) of the Council Regulation (EC) No. 139/2004 of 20 January 2004 of the Council of the European Union (the “EC Merger Regulation”) (or has been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by this Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority shall have taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and, where applicable, the Commission has taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been thus referred.

Tender Offer Agreement Amendment

In connection with the Affiliation Agreement Amendment, on June 7, 2011, the Issuer and Purchaser entered into an amendment to the Tender Offer Agreement (the “Tender Offer Agreement Amendment”). Pursuant to the Tender Offer Agreement Amendment, the parties agreed, among other things, that following Purchaser’s acceptance for payment of Shares in the Offer (which occurred on June 15, 2011), the Tender Offer Agreement is irrevocable and may not be terminated by either party.

Pursuant to the Tender Offer Agreement, the parties agreed that, subject to the Issuer’s receipt of a tax opinion of (i) Jones Day, (ii) Skadden, Arps, Slate, Meagher & Flom LLP or (iii) other outside counsel to the Issuer reasonably satisfactory to Purchaser regarding the effect of implementing the Reclassification Proposal, which tax opinion is reasonably satisfactory to Purchaser and, to the extent so required pursuant to any written agreement entered into between the Issuer and Cypress Semiconductor Corporation (“Cypress”), reasonably satisfactory to Cypress, the Issuer will establish a record date for, call, give notice of, convene and hold a meeting of the Issuer’s stockholders as promptly as practicable following the acceptance for payment of Shares in the Offer, but in no event later than the six month anniversary of the acceptance for payment of Shares in the Offer, for the purpose of voting upon a proposal to amend the Issuer’s certificate of incorporation to reclassify all outstanding shares of Class A Common Stock and Class B Common Stock into a single class of common stock named “Common Stock” that has the same voting powers, preferences, rights and qualifications, limitations, and restrictions as the Class A Common Stock as of the date of the Tender Offer Agreement (the “Reclassification Proposal”). At such stockholder meeting or otherwise, Purchaser will vote all Shares acquired in the Offer (or otherwise owned by it or any of its respective wholly owned subsidiaries as of the applicable record date) in favor of (x) the Reclassification Proposal in accordance with Delaware law, and (y) an increase in the number of shares available for issuance under the Issuer’s equity incentive plans by 2,500,000, in each case at such.

The Tender Offer Agreement Amendment modifies the foregoing requirement and provides that the meeting of the Issuer’s stockholders to consider the Reclassification Proposal must be held as promptly as practicable following the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, but such stockholder meeting must be held in no event later than the six month anniversary of the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance. Subject to the Issuer’s compliance with the foregoing obligation, at such stockholder meeting or otherwise, Purchaser will vote all Shares acquired in the Offer (or otherwise owned by it or any of its respective wholly owned subsidiaries as of the applicable record date) in favor of (x) the Reclassification Proposal in accordance with the Delaware law, and (y) an increase in the number of shares available for issuance under the Issuer’s equity incentive plans by 2,500,000.

In connection with the Tender Offer Agreement Amendment, the parties agreed that that until the occurrence of the EU Clearance, each of Purchaser and the Issuer will, among other things, continue to be obligated to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Tender Offer Agreement, including by

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making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby; and

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assisting the other parties in (A) making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, including by providing such information regarding itself, its affiliates and their respective operations as may be requested in connection with a filing by it or any of its subsidiaries, and (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby.

The Tender Offer Agreement Amendment also provides that subject to certain exceptions, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, the Issuer will not, and will not permit any of its subsidiaries to, take any of the following actions without the prior written consent of Purchaser:

•	any amendment to the Issuer’s bylaws or certificate of incorporation, except as expressly contemplated by the Affiliation Agreement;

•	any amendment or redemption of the Rights Agreement, except as expressly contemplated by the Tender Offer Agreement or the Affiliation Agreement;

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any transaction pursuant to which the Issuer or a company that it controls acquires or otherwise obtains the ownership or exclusive use of any business, property or assets of a person that is not the Issuer or a company that it (including by merger, amalgamation, consolidation, tender offer, asset or stock purchase), if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds $25 million;

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any transaction pursuant to which a person that is not the Issuer or a company that it controls obtains ownership or exclusive use of any business, property or assets of the Issuer or a company that it controls (including any sale, lease, license, transfer or other disposition), if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds $25 million, except for sales, leases, transfers or other dispositions of any directly or indirectly owned special purpose vehicle established to facilitate solar system sales in the ordinary course of the Issuer’s utility and power plant or large commercial business lines in the ordinary course of business;

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the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times the Issuer’s LTM EBITDA (as defined in the Affiliation Agreement) less the Issuer’s then Outstanding Gross Debt (as defined in the Affiliation Agreement), except for (i) an Excluded Debt Incurrence (as defined in the Affiliation Agreement) and (ii) in connection with refinancing or replacing any of the Issuer’s 1.25% convertible debentures, the issuance of a new convertible debenture issued on or after July 1, 2011 on no less favorable terms than the 1.25% convertible debentures being refinanced or replaced with respect to ranking (senior/senior sub/subordinated), financial covenants, operational covenants, and events of default, and whether issued prior to or after the replacement of such 1.25% convertible debentures;

•	subject to certain exceptions, any voluntary dissolution or liquidation of the Issuer or any company that it controls;

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any voluntary bankruptcy filing by the Issuer or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Issuer or any company that it controls;

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any issuance, sale, pledge, disposition, granting or encumbrance of any shares of any class of capital stock of the Issuer, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any stock awards or voting securities), of the Issuer, except for (i) the grant of stock awards or voting securities under the Issuer’s equity incentive plans in the ordinary course of business consistent with past practice, (ii) the issuance of shares of Issuer’s common stock upon the exercise of the Issuer’s options or the vesting or settlement of the Issuer’s restricted stock or restricted stock unit awards outstanding on the date of the Tender Offer Agreement or granted in accordance with the foregoing, and (iii) upon the conversion or exercise of convertible debentures outstanding on the date of the Tender Offer Agreement;

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any declaration, setting aside, making or payment of any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to, or any reclassification, combination, split or subdivision of, any shares of any class of capital stock of the Issuer;

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any redemption, purchase or other acquisition, directly or indirectly, of any shares of any class of capital stock of the Issuer, except for (i) tax withholdings and exercise price settlements upon exercise of options or with respect to restricted stock restricted stock unit awards, in each case in the ordinary course of business and in compliance with applicable law, and (ii) purchases of shares of the Issuer’s common stock or convertible debentures from the holders thereof in one or more privately negotiated transactions which are not effected in the open market and would not constitute a tender offer in accordance with applicable laws;

•	any capital expenditure not reflected in the Issuer’s 2011 annual operating plan that exceeds $25 million;

•	any adoption or material amendment of an equity compensation plan;

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any entry into a Utility & Power Plant segment of the Issuer sales agreement for contracted revenue greater than 15% of the Issuer’s then current fiscal year’s forecasted revenue, or for any project (or series of projects located within 500 meters of one another) with a nameplate capacity rating in excess of 50 megawatts (ac – alternating current); or

•	any announcement of an intention to enter into, or entry into, any formal or informal contract or any commitment to do any of the foregoing.

In addition, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, the Issuer must consult with Purchaser reasonably in advance of taking any action that would be outside the Issuer’s or any of its subsidiaries’ ordinary course of business consistent with past practice.

In addition, the parties agreed that (i) if acceptance for payment of Shares in the Offer occurs before the EU Clearance and (ii) the Issuer notifies Parent that it has determined in good faith to give notice of, and call, an annual or special meeting of the Issuer’s stockholders within 60 days of such notification, Purchaser must seek to obtain, as promptly as practicable, a derogation from the Commission that would allow Purchaser to exercise the voting rights attached to the Shares then held by Purchaser.

The Affiliation Agreement Guaranty and Tender Offer Agreement Guaranty

Total entered into guaranties (the “Affiliation Agreement Guaranty” and the “Tender Offer Agreement Guarantee”) in connection with the Offer pursuant to which Total unconditionally guarantees the full and prompt payment of the obligations under the Affiliation Agreement and the Tender Offer Agreement of Total, Purchaser and each company that Total controls, and the full and prompt performance of such entities’ representations, warranties, covenants, duties and agreements contained in the Affiliation Agreement and the Tender Offer Agreement.

The Credit Support Agreement

On April 28, 2011, the Issuer entered into a Credit Support Agreement with Total (as amended, the “Credit Support Agreement”). Pursuant to the Credit Support Agreement, subject to the terms and conditions described below, Total, as Guarantor, has agreed to enter into one or more guarantee agreements (each a “Guaranty”) with banks providing letter of credit facilities to the Issuer’ in support of the Issuer’s utility and power plant (“UPP”) and large commercial portion of the residential and commercial segment (“LComm”) businesses (whether for the account of the Issuer or any wholly owned subsidiary of the Issuer) and certain other permitted purposes. Pursuant to such Guarantees, Guarantor would guarantee the payment to the applicable bank of the Issuer’s obligation to reimburse a draw on a letter of credit and pay interest thereon in accordance with the letter of credit facility between such bank and the Issuer.

On June 7, 2011, the Issuer and Purchaser entered into an amendment to the Credit Support Agreement (the “Credit Support Agreement Amendment”) pursuant to which the parties agreed that the Credit Support Agreement will not become effective (such date, the “CSA Effective Date”) until the first date on which both (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance have occurred.

Under the Credit Support Agreement, at any time from the CSA Effective Date until the fifth anniversary thereof, the Issuer may request that Guarantor provide a Guaranty with respect to a letter of credit facility, which may be a facility that was in effect as of the CSA Effective Date and pursuant to which the Issuer proposes to arrange for letters of credit to be issued after the CSA Effective Date. Guarantor is required to issue and enter into the Guaranty requested by the Issuer subject to certain terms and conditions, any of which may be waived by Total. These terms and conditions include, but are not limited to, that:

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after giving effect to the Issuer’s request, the sum, calculated in dollars or an equivalent dollar amount, as applicable, of (a) the aggregate amount available to be drawn under guaranteed letter of credit facilities, (b) the amount of letters of credit available to be issued under any guaranteed facility and (c) the aggregate amount of draws (including accrued but unpaid interest) on any letters of credit issued under any guaranteed facility that have not yet been reimbursed by the Issuer (such sum, the “Aggregate L/C Amount”) cannot exceed $445 million for the period from the CSA Effective Date through December 31, 2011, $725 million for the period from January 1, 2012 through December 31, 2012, $771 million for the period from January 1, 2013 through December 31, 2013, $878 million for the period from January 1, 2014 through December 31, 2014, $936 million for the period from January 1, 2015 through December 31, 2015 and $1 billion for the period from January 1, 2016 through the termination of the Credit Support Agreement (the “Maximum L/C Amount”), subject to certain adjustments, including that if the Board approves a projected income statement, cash flow statement and balance sheet of the Issuer (an “Annual Operating Plan”) for any period specified above that provides for credit support exceeding the amounts specified for such period, Guarantor may, in its sole discretion, increase the amounts specified for such period up to the amount set forth in such Annual Operating Plan, or, if the Board approves an Annual Operating Plan by supermajority board approval (as described in the Affiliation Agreement) for any period specified above that provides for credit support of less than 90% of the amounts specified for such period, then the maximum amount of credit support available for such period will automatically be reduced to the amount set forth in such Annual Operating Plan, but, if following such reduction the Issuer’s management approves UPP and LComm projects such that the Issuer requires credit support of up to, but not exceeding, 110% of such reduced amount, then such reduced amount will be increased to such higher required credit support amount, which credit support amount can be further increased up to, but not exceeding, the maximum amounts specified for such period above if the Board approves UPP and LComm projects that require additional credit support and, finally, the maximum Aggregate L/C Amount for the period from the CSA Effective Date through December 31, 2011 may be increased to $645 million to support the Issuer’s construction of the California Valley Solar Ranch in San Luis Obispo County, California if the Issuer is the prime contractor for such project and the EPC arrangements for such project, including contracts with prime contractors and subcontractors and related credit support, performance guaranty and completion guaranty arrangements, are reasonably satisfactory to Guarantor;

•	the letter of credit facility for which the Issuer is requesting a Guaranty must provide that any letter of credit drawn under such facility be repaid within five business days;

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the letter of credit facility cannot permit the issuance of letters of credit after the fifth anniversary of the CSA Effective Date or with an expiration date after the seventh anniversary of the CSA Effective Date;

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the letter of credit facility may not permit the issuance of letters of credit for any obligations of the Issuer or a wholly owned subsidiary other than (a) performance guarantees (with a period of up to two years after completion of the applicable project) and completion guarantees (until completion of the applicable project) with respect to engineering, procurement and construction services provided in connection with its UPP and LComm businesses, (b) performance guarantees for engineered hardware packages not including engineering, procurement and construction services for UPP projects for a period of up to two years after completion of the applicable project, (c) certain purchase, repayment and tax indemnity obligations of the Issuer or a wholly-owned subsidiary existing as of the CSA Effective Date and supported by no more than three letters of credit (which letters of credit will be replaced by letters of credit issued pursuant to a guaranteed facility), and (d) certain other permitted purposes related to project development for a period of up to two years; provided that the Issuer will be permitted to have outstanding letters of credit for the purposes set forth in clauses (a) and (b) for a period of between two and three years and for an aggregate initial face amount of up to 15% of the then-applicable Maximum L/C Amount;

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no Trigger Event (as defined below) has occurred or is ongoing, or would result from the Issuer entering into such letter of credit facility (together with any associated ancillary documents or agreements); and

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the Guaranty must be provided in substantially the form agreed by Guarantor and the applicable bank, and, in any case, must include (a) the right of Guarantor to direct the bank to suspend the issuance of additional letters of credit upon the occurrence and during the continuation of a Trigger Event or following a reduction in the Maximum L/C Amount and (b) an obligation of the bank to notify Guarantor in writing of each issuance or drawdown of a letter of credit under the facility.

Payments to be Paid by the Issuer to Guarantor. In consideration for the commitments of Guarantor, the Issuer is required to pay Guarantor a guarantee fee, repayment of any payments made under any Guaranty plus interest, certain expenses of Guarantor and interest on overdue amounts owed to Guarantor. The guarantee fee for each letter of credit that is the subject of a Guaranty and was outstanding for all or part of the preceding calendar quarter will be equal to: (x) the average daily amount of the undrawn amount of such letter of credit plus the amount drawn on such letter of credit that has not yet been reimbursed by the Issuer or Guarantor, (y) multiplied by 1.00% for letters of credit issued or extended prior to the second anniversary of the CSA Effective Date, 1.40% for letters of credit issued or extended from the second anniversary of the CSA Effective Date until the third anniversary of the CSA Effective Date, 1.85% for letters of credit issued or extended from the third anniversary of the CSA Effective Date until the fourth anniversary of the CSA Effective Date, and 2.35% for letters of credit issued or extended from the fourth anniversary of the CSA Effective Date until the fifth anniversary of the CSA Effective Date, (z) multiplied by the number of days that such letter of credit was outstanding, divided by 365. The Issuer is required to reimburse payments made by Guarantor under any Guaranty within 30 days plus interest at a rate equal to LIBOR (as in effect as of the date of Guarantor’s payment) plus 3.00%. The expenses of Guarantor to be reimbursed by the Issuer will include reasonable out-of-pocket expenses incurred after the CSA Effective Date in the performance of its services under the Credit Support Agreement and reasonable out-of-pocket attorneys’ fees and expenses incurred in connection with payments to a bank under a Guaranty or enforcement of any of the Issuer’s obligations. Overdue payment obligations of Issuer will accrue interest at a rate per annum equal to LIBOR as in effect at such time such payment was due plus 5.00%. Finally, the Issuer is solely responsible for any bank fees incurred in connection with securing any letter of credit facilities.

Benchmark Credit Terms. No later than June 30, 2012 and annually every June 30 thereafter throughout the term of the Credit Support Agreement, and also at any time that the Issuer desires to obtain a letter of credit facility that would be the subject of a Guaranty, the Issuer is required to solicit benchmark credit terms for of a letter of credit facility without a Guaranty from Guarantor and without collateral and report those benchmark terms to Guarantor. If (a) the annual fees payable by the Issuer on the issued amount of a letter of credit under a proposed letter of credit facility that is not guaranteed by Guarantor are equal to or less than 110% of the annual fees plus any applicable guarantee fee payable to Guarantor pursuant to a guaranteed letter of credit facility under the Credit Support Agreement, (b) the other fees payable under such non-guaranteed letter of credit facility are reasonable in light of the fees payable under a guaranteed letter of credit facility and the anticipated uses of such non-guaranteed letter of credit facility and (c) the other terms and conditions of such non-guaranteed letter of credit facility (including restrictive covenants) are reasonable in light of the anticipated use of such non-guaranteed letter of credit facility, then (i) the Issuer will be required to enter into such non-guaranteed letter of credit facility as soon as commercially reasonable, (ii) the Issuer will be required reduce the commitments under guaranteed letter of credit facilities in an amount equal to such non-guaranteed letter of credit facility and (iii) so long as such non-guaranteed letter of credit facility remains in effect, the Maximum L/C Amount during such period will be reduced by the maximum aggregate amount of the letters of credit that may be issued pursuant to such non-guaranteed letter of credit facility.

Covenants of the Issuer and Guarantor. Under the Credit Support Agreement, the Issuer has agreed to undertake certain actions, including, but not limited to, ensuring that the payment obligations of the Issuer to Guarantor rank at least equal in right of payment with all of the Issuer’s other present and future indebtedness, other than certain permitted secured indebtedness. The Issuer also agrees to refrain from taking certain actions, including, but not limited to, agreeing that it will not:

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request, during any period in which (a) 10% or more of the initial face amount of all then-outstanding letters of credit issued under guaranteed facilities has been drawn during the preceding twelve months and (b) such drawn letters of credit relate to three or more projects that are developed or owned by at least three unrelated sponsors (unless corrective actions are implemented to the reasonable satisfaction of Guarantor’s authorized officer), the issuance of a letter of credit under a guaranteed facility if the Aggregate L/C Amount, after giving effect to the issuance of such letter of credit, would be greater than the greater of (i) the Aggregate L/C Amount immediately prior to the issuance of such letter of credit, plus 25% of the Maximum L/C Amount immediately prior to the issuance of such letter of credit, less the Aggregate L/C Amount immediately prior to the issuance of such letter of credit, and (ii) 50% of the then-applicable Maximum L/C Amount;

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request the issuance of a letter of credit if: (a) the Issuer defaults with respect to its reimbursement obligations to Guarantor described above or any payment obligation under the Credit Support Agreement that is 30 days overdue for which Guarantor has demanded payment in writing, (b) the Issuer defaults in the observance or performance of any agreement, term or condition contained in any letter of credit facility that is the subject of a Guaranty, which would constitute an event of default or similar event under such letter of credit facility (other than an obligation to pay any amount, the payment of which is guaranteed by Guarantor), up to or beyond any applicable grace period provided in the guaranteed facility (unless waived by the applicable bank and Guarantor), (c) the Issuer or any of its subsidiaries (i) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) is unable, or admits in writing its inability, to pay its debts generally as they mature, (iii) makes a general assignment for the benefit of its or any of its creditors, (iv) is dissolved or liquidated, (v) becomes insolvent, (vi) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or consent to same or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding, or (vii) takes any action for the purpose of effecting any of the foregoing, provided, that to the extent that any of the foregoing applies only to one or more subsidiaries of the Issuer and not to the Issuer itself, then only to the extent that such event or occurrence could reasonably be expected to have a material adverse effect on the business, assets, operations or financing or other condition of the Issuer or its subsidiaries, when taken as a whole, the ability of the Issuer to pay or perform its obligations under the Credit Support Agreement, the rights and remedies of Guarantor under the Credit Support Agreement, or the validity and enforceability of the Credit

Support Agreement or the rights and remedies of Guarantor thereunder (a “CSA Material Adverse Effect”), or (d) proceedings are commenced (and not dismissed within 60 days) for the appointment of receiver, trustee, liquidator or custodian of the Issuer, or of all or a substantial part of its property or any of its subsidiaries, or any other involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or any of its subsidiaries or its or their debts under any bankruptcy, insolvency or similar law are commenced, except that to the extent the proceeding applies only to one or more subsidiaries and not to the Issuer itself, then only to the extent that such event could reasonably be expected to have a CSA Material Adverse Effect;

•	amend any agreements related to any guaranteed letter of credit facility;

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grant any lien to secure indebtedness (other than certain permitted secured indebtedness) unless (a) an identical lien is granted to Guarantor to secure the Issuer’s obligations and (b) such other lien is at all times equal or subordinate to the priority of the lien granted to Guarantor under (a);

•	make any equity distributions as long as it has any outstanding repayment obligation to Guarantor resulting from a draw on guaranteed letter of credit; or

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request a guaranteed letter of credit for any project (or series of projects located within 500 meters of one another) with a nameplate capacity rating in excess of 50 megawatts (ac – alternating current) (other than the Issuer’s California Valley Solar Ranch project), it being understood that, subject to certain conditions, Guarantor will be deemed to have consented to such a letter of credit if it has not responded to any request for its consent within four weeks after receiving all documentation it has reasonably requested to evaluate the proposed letter of credit, and if Guarantor objects to guaranteeing such letter of credit, the Issuer may obtain such letter of credit under a non-guaranteed credit facility, and such letter of credit facility may be secured without the requirement to grant to Guarantor a lien, and any letters of credit issued thereunder will not count towards calculating the Aggregate L/C Amount or the Maximum L/C Amount.

Guarantor agrees that:

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promptly after the CSA Effective Date, it will use reasonable efforts to assist the Issuer in obtaining a $200,000,000 revolving credit facility with lenders and on terms as may be agreed from time to time between Guarantor and the Issuer; and

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any liens granted to Guarantor in connection with the Issuer’s grant of a lien to secure other indebtedness will be junior and subordinate to the priority of the liens granted to the holders of certain permitted secured indebtedness, and Guarantor agrees to enter into intercreditor agreements with the holders of permitted secured indebtedness to effectuate as much.

Trigger Events. Under the Credit Support Agreement, following a Trigger Event, and during its continuation, Guarantor may elect not to enter into any additional Guaranties; declare all or any portion of the outstanding amounts owed by the Issuer to Guarantor to be due and payable; after providing prior written notice to the Issuer, direct banks that have provided guaranteed letter of credit facilities to stop all issuances of any additional letters of credit under such facilities; access and inspect the Issuer’s relevant financial records and other documents upon reasonable notice to the Issuer; and exercise all other rights it may have under applicable law, provided that at its discretion Guarantor may also rescind such actions.

The following events each constitute a “Trigger Event:”

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the Issuer defaults with respect to its reimbursement obligations to Guarantor described above or any payment obligation under the Credit Support Agreement that is 30 days overdue for which Guarantor has demanded payment in writing;

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any representation or warranty made by the Issuer in the Credit Support Agreement or as an inducement to enter into any Guaranty is false, incorrect, incomplete or misleading in any material respect when made and has not been cured within 15 days after notice thereof by Guarantor;

•	the Issuer fails, and continues to fail for 15 days, to observe or perform any material covenant, obligation, condition or agreement in the Credit Support Agreement;

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the Issuer defaults in the observance or performance of any agreement, term or condition of any guaranteed facility that would constitute an event of default or similar event thereunder (other than an obligation to pay any amount, the payment of which is guaranteed by Guarantor), up to or beyond any grace period provided in such facility, unless waived by the applicable bank and Guarantor;

•

the Issuer or any of its subsidiaries defaults in the observance or performance of any agreement, term or condition contained in any bond, debenture, note or other indebtedness such that the holders of such indebtedness may accelerate the payment of $25 million or more of such indebtedness;

•

the Issuer or any of its subsidiaries (a) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (b) is unable, or admits in writing its inability, to pay its debts generally as they mature, (c) makes a general assignment for the benefit of its or any of its creditors, (d) is dissolved or liquidated, (e) becomes insolvent, (f) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or consent to same or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding, or (g) takes any action for the purpose of effecting any of the foregoing, provided, that to the extent that any of the foregoing applies only to one or more subsidiaries of the Issuer and not to the Issuer itself, then a Trigger Event will be deemed to have occurred only if such event or occurrence could reasonably be expected to have a CSA Material Adverse Effect; and

•

proceedings are commenced (and not dismissed within 60 days) for the appointment of receiver, trustee, liquidator or custodian of the Issuer, or of all or a substantial part of its property or any of its subsidiaries, or any other involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or any of its subsidiaries or its or their debts under any bankruptcy, insolvency or similar law are commenced, except that the extent the proceeding applies only to one or more subsidiaries and not to the Issuer itself, then such event will only constitute a Trigger Event to the extent that such event could reasonably be expected to have a CSA Material Adverse Effect.

Termination. The Credit Support Agreement will terminate after the later of the payment in full of all obligations thereunder and the termination or expiration of each Guaranty provided thereunder following the fifth anniversary of the CSA Effective Date. In addition, the Credit Support Agreement will terminate automatically and be of no further force or effect upon the Tender Offer Agreement being terminated in accordance with its terms.

Assignment. The Credit Support Agreement may not be assigned by the Issuer without the prior written consent of Guarantor.

The following terms and conditions apply to assignments by Guarantor:

•

During the period from the CSA Effective Date through December 31, 2013, Guarantor may not assign its rights and obligations under the Credit Support Agreement without the prior written consent of the Issuer.

•

During the period from January 1, 2014 through June 30, 2016 (the “Free Transfer Period”), Total, as the initial Guarantor (but not any assignee of Total), may assign its rights and obligations under the Credit Support Agreement without the prior written consent of the Issuer to any entity that (a) acquires beneficial ownership of 40% or more of the combined voting power of all voting stock of the Issuer and (b) is rated BBB+/Baa1 or better (or, if such entity does not have a current credit rating, would be rated BBB+/Baa1 or better, as determined by a leading investment bank retained by Guarantor (subject to confirmation by a second leading investment bank retained by the Issuer, at its option), based on such entity’s long-term unsecured, unsubordinated debt as of the proposed assignment date taking into account the totality of the transactions pursuant to which such entity is acquiring the voting power or voting stock of the Issuer and assuming the rights and obligations of Guarantor under the Credit Support Agreement. If a proposed transferee has a credit rating from both S&P and Moody’s and has a credit rating of BBB+ or better by S&P or Baa1 or better by Moody’s, but not both, that proposed transferee would satisfy the requirements above if the S&P and Moody’s credit ratings do not differ by more than one rating (for example, if the S&P credit rating is BBB+ and the Moody’s credit Rating is Baa2, such person would satisfy the requirements above, but if the S&P credit rating is BBB+ and the Moody’s credit rating is Baa3, such person would not satisfy the requirements above).

•

Any assignment by Guarantor will not release Guarantor from its obligations to guarantee letters of credit pursuant to a letter of credit facility that is the subject of a Guaranty and outstanding as of the date of the assignment, so long as the Issuer continues to pay the guarantee fee relating to such letters of credit. However, Guarantor may notify the banks that have issued such outstanding letters of credit that no new letters of credit may be issued under the applicable letter of credit facility and guaranteed by Guarantor.

•

In connection with an assignment during the Free Transfer Period to an assignee that is rated lower than A by S&P or A2 by Moody’s, Guarantor may either (a) pay to the Issuer an assignment fee equal to $20 million as of January 1, 2014 and reduced by $2 million per calendar quarter until reduced to zero (for example, the fee payable for an assignment on October 15, 2014 would be $14 million) or (b) agree to pay to the Issuer a make-whole amount based on a calculation of the amount actually paid by the Issuer to banks that are party to letter of credit facilities (both guaranteed and non-guaranteed) and to lenders in revolving credit facilities permitted under the Credit Support Agreement in increased costs as a result of Total’s assignment of its rights and obligations under the Credit Support Agreement. Such make-whole amount would be payable on a quarterly basis from the assignment date through the fifth anniversary of the CSA Effective Date.

The R&C Agreement

Total and the Issuer are parties to a Research & Collaboration Agreement (as amended, the “R&C Agreement”) that establishes a framework under which they may engage in a long-term research and development collaboration (“R&D Collaboration”). The R&D Collaboration is expected to encompass a number of different long-term projects and short- or medium-term projects (“R&C Projects”), with a focus on advancing technologies in the area of photovoltaics. The primary purpose of the R&D Collaboration is to (i) maintain and expand the Issuer’s technology position in the crystalline silicon domain; (ii) ensure the Issuer’s industrial competitiveness in the short, mid and long term; and (iii) prepare for the future and guarantee a sustainable position for both the Issuer and Total to be best-in-class industry players. The R&C Agreement contemplates a joint committee (the “R&C Strategic Committee”) that will identify, plan and manage the R&D Collaboration. Due to the impracticability of anticipating and establishing all of the legal and business terms that will be applicable to the R&D Collaboration or to each R&C Project, the R&C Agreement sets forth broad principles applicable to the parties’ potential R&D Collaboration, and Total and the Issuer expect that the R&C Strategic Committee will establish the particular terms governing each particular R&C Project consistent with the terms set forth in R&C Agreement.

On June 7, 2011, the Issuer and Purchaser entered into an amendment to the R&C Agreement (the “R&C Agreement Amendment”) pursuant to which the parties agreed that, if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance, the R&C Agreement will not become effective until immediately after the occurrence of the EU Clearance.

The Term Sheet for the Issuer’s Acquisition of Tenesol

In connection with the Offer, the Issuer indicated its intent to acquire Total’s interest in Tenesol, a French company that designs, manufactures, markets, installs and operates solar photovoltaic systems, subject to confirmatory due diligence. Total currently owns a 50% interest in Tenesol and recently announced that it was acquiring the remaining 50% interest in Tenesol that is held by EDF ENR. The Issuer and Purchaser have entered into a non-binding term sheet (the “Tenesol Term Sheet”) in connection with their potential transaction. The Tenesol Term Sheet provides for the Issuer to acquire 100% of the outstanding capital stock of Tenesol in exchange for approximately US$167 million, subject to adjustment based on further due diligence to be completed by the Issuer. The purchase price, net of certain liabilities to be set forth in definitive agreements related to the Issuer’s potential purchase, would be payable at the Issuer’s option in some combination of cash (a portion of which may be subject to installment terms to be agreed between the parties) and the Issuer’s stock, with such shares of the Issuer’s stock valued at the same price paid in the Offer. Certain assets of Tenesol located in France’s overseas departments and territories (i.e., French Guiana, French Polynesia, Guadeloupe, Martinique, Mayotte, New Caledonia and Reunion Island) would not be included in the transaction. The Tenesol Term Sheet provides that the execution of definitive acquisition agreements would be subject, among other things, to approval of the Issuer’s purchase by the Disinterested Directors and receipt by the Issuer of a fairness opinion. The parties have agreed to a period of exclusive negotiations regarding the Issuer’s potential purchase extending through December 31, 2011, which date the parties may agree to extend. The Tenesol Term Sheet is non-binding except for provisions regarding the period of exclusive negotiations and confidentiality. Total will further review the Issuer’s proposal after Total’s acquisition of EDF ENR’s 50% interest is finalized.

The Registration Rights Agreement

In connection with the Offer, Purchaser and the Issuer entered into a customary registration rights agreement (the “Registration Rights Agreement”) related to Purchaser’s ownership of Shares. The

Registration Rights Agreement provides Purchaser with shelf registration rights, subject to certain customary exceptions, and up to two demand registration rights in any 12-month period, also subject to certain customary exceptions. Purchaser also has certain rights to participate in any registrations of securities initiated by the Issuer. The Issuer will generally pay all costs and expenses incurred by the Issuer and Purchaser in connection with any shelf or demand registration (other than selling expenses incurred by Purchaser). The Issuer and Purchaser have also agreed to certain indemnification rights. The Registration Rights Agreement terminates on the first date on which (i) the Shares held by Purchaser constitute less than 5% of the then-outstanding Shares, (ii) all securities held by Purchaser may be immediately resold pursuant to Rule 144 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during any 90-day period without any volume limitation or other restriction, or (iii) the Issuer ceases to be subject to the reporting requirements of the Exchange Act.

The Rights Agreement

On April 28, 2011, prior to the execution of the Tender Offer Agreement, the Issuer entered into an amendment to the Rights Agreement in order to, among other things, render the rights therein inapplicable to each of (i) the approval, execution or delivery of the Tender Offer Agreement, (ii) the commencement or consummation of the Offer, (iii) the consummation of the other transactions contemplated by the Tender Offer Agreement and the related agreements, or (iv) the public or other announcement of any of the foregoing.

On June 14, 2011, the Issuer further amended the Rights Agreement to exempt Total and the members of the Total Group from the definition of “Acquiring Person” in the Rights Agreement and to make certain changes to the Rights Agreement required by the Affiliation Agreement.

The Issuer and Purchaser have agreed that following the approval of the Reclassification Proposal, the Issuer will amend and restate the Rights Agreement to remove extraneous items related to the Issuer’s former dual-class capital structure.

The description of the Tender Offer Agreement, the Tender Offer Agreement Amendment, the Affiliation Agreement, the Affiliation Agreement Amendment, the Tender Offer Agreement Guaranty, the Affiliation Agreement Guaranty, the Credit Support Agreement, the Credit Support Agreement Amendment, the R&C Agreement, the R&C Agreement Amendment and the Registration Rights Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the such agreements, copies of which are attached as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number and percentage of shares of Class A Common Stock to which this Statement relates is 34,756,682, constituting 60.0% of the 57,927,804 shares of Class A Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser. The number and percentage of shares of Class B Common Stock to which this Statement relates is 25,220,000, constituting 60.0% of the 42,033,287 shares of Class B Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser. On June 15, 2011, Purchaser consummated the Offer and subsequently acquired the foregoing Shares.

Purchaser is an indirect wholly owned subsidiary of Total. As a result, each of Purchaser and Total may be deemed to beneficially own the foregoing Shares.

As of the date of this Statement, the Reporting Persons are the only beneficial owners of the foregoing Shares. The Affiliation Agreement provides the Reporting Persons with the right to acquire additional Shares in certain circumstances. Other than as described in Item 4 and in this Item 5, the Reporting Persons do not have the right to acquire any additional Shares. To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A is the beneficial owner of any Shares.

(c) Other than pursuant to the Offer, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3, 4 and 5 and Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 are incorporated herein by reference.

Other than the transactions contemplated by the Tender Offer Agreement, the Affiliation Agreement, the Registration Rights Agreement and the Tenesol Term Sheet, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Schedule A and between such persons any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by

*	Filed herewith.

reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011	TOTAL S.A.

	By:	/s/ Jérôme Schmitt
Name: Jérôme Schmitt
Title: Treasurer

TOTAL GAS & POWER USA, SAS

	By:	/s/ Arnaud Chaperon
Name: Arnaud Chaperon
Title: Chairman

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

TOTAL S.A.

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Total. References to the “Group” are to the Total group of companies. The business address of each of the directors and executive officers of Total is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total.

Name	Principal Occupation or Employment	Citizenship
Board of Directors

Christophe de Margerie	Mr. de Margerie joined the Group after graduating from the École Supérieure de Commerce in Paris in 1974. He served in several positions in the Group’s Finance Department and Exploration & Production division. He became President of Total Middle East in 1995 before joining the Group’s executive committee as the President of the Exploration & Production division in May 1999. He then became Senior Executive Vice President of Exploration & Production of the new TotalFinaElf group in 2000. In January 2002 he became President of the Exploration & Production division of TOTAL. He was appointed a member of the Board of Directors by the Shareholders’ Meeting held on May 12, 2006 and became Chief Executive Officer of TOTAL on February 14, 2007. On May 21, 2010, he was appointed Chairman and Chief Executive Officer of TOTAL.	French

Director of TOTAL S.A. since 2006 and until 2012 (last renewal: May 15, 2009).

Thierry Desmarest	A graduate of the École Polytechnique and an Engineer of the French Corps des Mines, Mr. Desmarest served as Director of Mines and Geology in New Caledonia, then as technical advisor at the Offices of the Minister of Industry and the Minister of Economy. He joined TOTAL in 1981, where he held various management positions, then served as President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of TOTAL from May 1995 until February 2007, and then as Chairman of the Board of TOTAL until May 21, 2010. He was appointed Honorary Chairman and remains a director of TOTAL and Chairman of the TOTAL foundation.	French

Director of TOTAL S.A. since 1995 and until 2013 (last renewal: May 21, 2010).

Name	Principal Occupation or Employment	Citizenship
Patrick Artus

Independent director.

A graduate from the École Polytechnique, the École Nationale de la Statistique et de l’Administration de l’Économie (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at the INSEE (French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific adviser at the research department of the Banque de France, before joining the Natixis Group as the head of the research department. He is a professor at the Ecole Polytechnique and associate professor at the University of Paris I, Sorbonne. He is also a member of the council of economic advisors to the French Prime Minister and of the French National Economic Commission.

Director of TOTAL S.A. since May 15, 2009 and until 2012.

French

Patricia Barbizet

Independent director.

A graduate of the École Supérieure de Commerce of Paris in 1976, Mrs. Barbizet started her career in the Renault Group as the Treasurer of Renault Véhicules Industriels and Chief Financial Officer of Renault Crédit International. She joined the Pinault group in 1989 as the Chief Financial Officer and then served from 1992 as the Chief Executive Officer (non director) of Financière Pinault and Director and Chief Executive Officer of Artémis. Since 2005, she has been the Vice Chairman of the PPR Board of Directors and Chairman of Christie’s.

Director of TOTAL S.A. since May 16, 2008 and until 2011.

French

Daniel Bouton

Independent director.

Inspector General of Finance, Mr. Bouton has held various positions within the French Ministry of Economy. He served as Budget Director at the Ministry of Finance from 1988 to 1990. He joined Société Générale in 1991, where he was appointed Chief Executive Officer in 1993, then Chairman and Chief Executive Officer in November 1997. He has been serving as the Chairman of the Société Générale group since May 12, 2008, and has been the Honorary Chairman since May 6, 2009.

Director of TOTAL S.A. since 1997 and until 2012 (last renewal: May 15, 2009).

French

Name	Principal Occupation or Employment	Citizenship
Gunnar Brock

Independent director.

Graduated from the Stockholm School of Economics with an MBA grade in Economics and Business Administration, Mr. Brock held various international positions at Tetra Pak. He served as Chief Executive Officer of Alfa Laval from 1992 to 1994 and as Chief Executive Officer of Tetra Pak from 1994 to 2000. After he served as Chief Executive Officer of Thule International, he was appointed Chief Executive Officer of Atlas Copco AB from 2002 to 2009. He is currently Chairman of the Board of Stora Enso Oy.

Mr. Brock is also a member of the Royal Swedish Academy of Engineering Sciences and of the Board of the Stockholm School of Economics.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

Swedish

Claude Clément

Mr. Clément joined the Group in February 1977 and started his career at Compagnie Française de Raffinage which offered him professional training. He held various positions at the Refining Manufacturing Department in French and African refineries (Gabon, Cameroon). He is currently Manager of the Refining Manufacturing Methods at the Refining Manufacturing Division. Mr. Clément has been an elected member of the Supervisory Board of the TOTAL ACTIONNARIAT FRANCE collective investment fund since 2009 and has served as the Chairman of the TOTAL ACTIONS EUROPEENNES collective investment fund since 2010.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

French

Bertrand Collomb

Independent director.

A graduate of the École Polytechnique and a member of France’s engineering Corps des Mines, Mr. Collomb held a number of positions within the Ministry of Industry and other cabinet positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007 and has been the Honorary Chairman since 2007.

He is also President of the Institut des Hautes Études pour la Science et la Technologie (IHEST) and the Institut Français des Relations Internationales (IFRI).

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

French

Name	Principal Occupation or Employment	Citizenship
Paul Desmarais Jr.

Independent director.

A graduate of McGill University in Montreal and INSEAD in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) then Chairman of the Board (1990) of Corporation Financière Power, a company he helped to found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002 and until 2011 (last renewal: May 16, 2008).

Canadian

Marie-Christine Coisne-Roquette

Independent director.

Ms. Marie-Christine Coisne, maiden name Roquette, became Chairman of the Board of Directors of SONEPAR S.A. in 1998 and has been its Chairman and CEO since 2002. In 2010, the sales of SONEPAR were €13.4 billion. Being a member of the Executive Board of MEDEF (Mouvement des Entreprises de France) since 2000, Ms. Coisne-Roquette has chaired its Tax Committee since 2005.

Director of TOTAL S.A. since May 2011 and until 2013.

French

Anne Lauvergeon

Independent director.

Chief Mining Engineer and a graduate of the École Normale Supérieure with a doctorate in physical sciences, Mrs. Lauvergeon held various positions in industry before becoming Deputy Chief of Staff in the Office of the President of the Republic in 1990. She joined Lazard Frères et Cie as Managing Partner in 1995. From 1997 to 1999, she was Executive Vice President and member of the Executive Committee of Alcatel, in charge of industrial partnerships.

Mrs. Anne Lauvergeon has served as Chairman of the Management Board of AREVA since July 2001 and Chairman and Chief Executive Officer of Areva NC (formerly Cogema) since June 1999.

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

French

Barbara Kux

Independent director.

In 2003 Ms. Kux became a member of the management board of the Philips Group and was responsible, as of 2005, for sustainable Development. She has been a member of the Management Board of Siemens AG for which she is also responsible for the group’s sustainable development, since 2008. In addition, Ms. Kux is also responsible for the logistics chain of the Siemens group, which has a budget of €37 billion.

Director of TOTAL S.A. since May 2011 and until 2013.

Swiss

Name	Principal Occupation or Employment	Citizenship
Claude Mandil

Independent director.

A graduate of the École Polytechnique and a General Engineer from the Corps des Mines, Mr. Mandil served as a Mining Engineer in the Lorraine and Bretagne regions. He then served as a Project Manager at the Délégation de l’Aménagement du Territoire et de l’Action Régionale (City and Department planning/DATAR) and as the Interdepartmental Head of Industry and Research and regional delegate of ANVAR. From 1981 to 1982, he served as the technical advisor on the staff of the Prime Minister, in charge of the industry, energy and research sectors. He was appointed Chief Executive Officer, then Chairman and Chief Executive Officer of the Institut de Développement Industriel (Industry Development Institute) until 1988. He was Chief Executive Officer of Bureau de Recherches Géologiques et Minières (BRGM) from 1988 to 1990. From 1990 to 1998, Mr. Mandil was Chief Executive Officer for Energy and Commodities at the French Industry Ministry and the first representative for France at the Management Board of the Energy International Agency (EIA) Executive Committee. He served as the Chairman of the EIA in 1997 and 1998. In 1998, he was appointed Deputy Chief Executive Officer of Gaz de France and, in April 2000, Chairman of the Institut Français du Pétrole (French Institute of Oil). From 2003 to 2007, he was the Executive Director of the EIA.

Director of TOTAL S.A. since May 16, 2008 and until 2011.

French

Michel Pébereau

Independent director.

Honorary Inspector General of Finance, Mr. Pébereau held various positions in the Ministry of Economy and Finance, before serving, from 1982 to 1993, as Chief Executive Officer and then as Chairman and CEO of Crédit Commercial de France (CCF). He was Chairman and Chief Executive Officer of BNP then BNP Paribas from 1993 to 2003, and is currently Chairman of the Board of BNP Paribas. He has also been the Chairman of European Financial Round Table (EFRT) since 2009.

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

French

Thierry de Rudder

Independent director.

A graduate of the Université de Genève in mathematics, the Université Libre de Bruxelles and Wharton (MBA), Mr. de Rudder served in various positions at Citibank from 1975 to 1986 before joining Groupe Bruxelles Lambert, where he was appointed Acting Managing Director.

Director of TOTAL S.A. since 1999 and until 2013 (last renewal: May 21, 2010).

Belgian and French

Name	Principal Occupation or Employment	Citizenship
Executive Committee[1]

Christophe de Margerie

Chairman of the Executive Committee—Chairman and Chief Executive Officer.

The principal occupations or employment and material employment history for the past five years of Mr. de Margerie is set forth above.

French

François Cornélis	Vice Chairman of the Executive Committee. President of the Chemicals segment since 2000.	Belgian

Michel Bénézit	President of the Refining & Marketing division since 2006.	French

Yves-Louis Darricarrère	President of the Exploration & Production division since 2007. President of the Gas & Power division from 2003 to 2007.	French

Jean-Jacques Guilbaud	Chief Administrative Officer since 2008. President of Human Resources from 1998 until 2008.	French

Patrick de La Chevardière	Chief Financial Officer since June 2008. Deputy Chief Financial Officer from September 2003 until June 2008.	French

Management Committee[2]

Corporate

René Chappaz	Vice President, Executive Career Management since April 2008. President and Chief Executive Officer of Total Exploration Production USA from November 2002 until March 2008.	French

Yves-Marie Dalibard	Senior Vice President, Communications since 2005.	French

Peter Herbel	General Counsel since April 2004.	German

Jean-Marc Jaubert	Senior Vice President, Industrial Safety since January 2004.	French

Manoelle Lepoutre	Executive Vice President, Sustainable Development and the Environment since May 2009. Vice President, Research & Development of Exploration & Production division from January 2004 to May 2009.	French

Jean-François Minster	Senior Vice President, Scientific Development since 2006.	French

Jean-Jacques Mosconi	Vice President, Strategic Planning since 2007. Senior Vice President, Strategy, Development and R&D for Refining and Marketing division from 2002 to 2006.	French

François Viaud	Senior Vice President, Human Resources since March 2008. Senior Vice President, Human Resources for Exploration & Production division from November 2002 to March 2008.	French

[1]

The Executive Committee, under the responsibility of the Chairman and Chief Executive Officer, is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments, subject to the approval by the Board of Directors for investments exceeding 3% of the Group’s equity.

[2]	The Management Committee facilitates coordination among the divisions and monitors the operating results and activity reports of these divisions.

Name	Principal Occupation or Employment	Citizenship

Upstream

Marc Blaizot	Senior Vice President, Exploration, Exploration & Production division since 2011. Senior Vice President, Geosciences, Exploration & Production division from 2008 to 2011. Head of New Business Development, Exploration & Production division from 2005 to 2008.	French

Philippe Boisseau	President, Gas & Power division since February 2007. President, Middle East, Exploration & Production division until February 2007.	French

Arnaud Breuillac	Senior Vice President, Middle East, Exploration & Production division since 2010. Senior Vice President, Continental Europe and Central Asia, Exploration & Production division from 2006 to 2010.	French

Michel Hourcard	Senior Vice President, Development, Exploration & Production division since 2011. Senior Vice President, Operations, Exploration & Production division from 2009 to 2011. Vice President UAE and Qatar, Exploration & Production division from 2005 to 2009.	French

Jacques Marraud des Grottes	Senior Vice President, Africa, Exploration & Production division since 2008. Managing Director in Nigeria from 2004 to 2008.	French

Downstream

Pierre Barbé	Senior Vice President, Trading & Shipping since 2007. General Manager, Crude Trading, until 2007.	French

Alain Champeaux	Vice President of Africa Middle East Refining and Marketing since 2002.	French

Bertrand Deroubaix	General Secretary, Refining & Marketing since 2008. Corporate Vice President, Competitive Intelligence from 2004 to 2008.	French

Eric de Menten	Senior Vice President, Marketing Europe, Refining & Marketing since 2002.	Belgian

André Tricoire	Senior Vice President, Refining since 2006.	French

Chemicals

Françoise Leroy	General Secretary, Chemicals segment since 2004.	French

Jacques Maigné	Chairman and CEO of Hutchinson subsidiary in the Chemicals segment since 2009. Corporate Vice President, Aerospace, of Hutchinson from 2000 to 2009.	French

Bernard Pinatel	Chief Executive Officer of Bostik S.A. subsidiary in the Chemicals segment since January 2010. Chief Executive Officer of Cray Valley subsidiary in the Chemicals segment from June 2006 to December 2009.	French

Name	Principal Occupation or Employment	Citizenship
Patrick Pouyanné	Deputy General Manager, Chemicals Segment and Deputy General Manager Petrochemicals since 2011. Senior Vice President, Strategy, Business Development and R&D, Exploration & Production division from 2006 to 2011.	French

ELF AQUITAINE S.A.

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Elf Aquitaine. Elf Aquitaine is a direct wholly owned subsidiary of Total S.A. The business address of each of the directors and executive officers of Elf Aquitaine is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Elf Aquitaine.

Name	Principal Occupation or Employment	Citizenship
Patrick de La Chevardière	Chairman of the Board and Chief Executive Officer. The principal occupations or employment and material employment history for the past five years of Mr. de La Chevardière is set forth above.	French

Bernadette Baudier

Director.

Senior Vice-President Finance, Human Resources and Legal, Gas & Power division of Total S.A. since 2008. Control and Cash Management, Gas & Power division of Total S.A. from July 2004 to December 2007.

French

Olivier Cleret de Langavant

Director.

Senior Vice President Strategy-Business Development-R&D, Exploration & Production division since 2011. Senior Vice President, Finance Economics Information Systems from 2009 to 2011. Managing Director, Total E&P Angola from 2005 to 2009.

French

Dominique Guyot	Director. Vice President, Finance, Refining & Marketing division since 2006.	French

Françoise Leroy	Director. The principal occupations or employment and material employment history for the past five years of Ms. Leroy is set forth above.	French

Jérôme Schmitt	Director. Group Treasurer, Total S.A. since January 2009. Vice President, Investor Relations, Total S.A. from January 2006 to January 2009.	French

TOTAL GAZ ELECTRICITE HOLDINGS FRANCE SAS

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the executive officer of Total Gaz

Electricite Holdings France, a direct wholly owned subsidiary of Elf Aquitaine (“Total Gaz”). Total Gaz does not have a board of directors. The business address of the executive officer of Total Gaz is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total Gaz.

Name	Principal Occupation or Employment	Citizenship
Philippe Boisseau	President. The principal occupations or employment and material employment history for the past five years of Mr. Boisseau is set forth above.	French

TOTAL GAS & POWER USA, SAS

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each executive officer of Purchaser, a direct wholly owned subsidiary of Total Gaz. Purchaser does not have a board of directors. The business address of each of the executive officers of Purchaser is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Purchaser.

Name	Principal Occupation or Employment	Citizenship
Arnaud Chaperon	President. Senior Vice President of New Energies for the Gas & Power division of Total S.A. since 2007.	French

Bernard Clement

Managing Director.

Senior Vice President of Gas Assets, Technology, and Research & Development for the Gas & Power division of Total S.A. since January 1, 2010. Vice President of the Exploration & Production division of Total S.A. from 2003 through 2009.

French

Vincent Schachter

Managing Director.

Vice President of Research and Development for the Gas & Power division of Total S.A. since January 1, 2009. Head of Biotech R&D for the Gas & Power division of Total S.A. from January 2008 to January 2009. Head of Laboratory for CEA from 2007 to 2008. Director of Bioinformatics at the French National Genome Center from 2003 to 2007.

French

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

*	Filed herewith.

Exhibit Number	Description

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.